UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

July, 2026

Commission File Number 001-10306

NatWest Group plc

250 Bishopsgate,
London, EC2M 4AA
United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

Exhibit No. 1	Appointment of Joint Corporate Broker dated 07 July 2026

Exhibit No. 1

7 July 2026
NatWest Group - Appointment of Joint Corporate Broker
NatWest Group plc ("NatWest Group" or the "Company") is pleased to announce the appointment of Jefferies International Limited ("Jefferies") to act as Joint Corporate Broker with immediate effect. Jefferies will work alongside the Company's existing Corporate Broker, UBS.

For further information contact:
Claire Kane
Director of Investor Relations, NatWest Group
+44 (0) 20 7672 1758

Jefferies International Limited
Alex de Souza
Sam Barnett
James Umbers
+44 (0) 20 7029 8000

UBS
Hew Glyn Davies
Anna Richardson Brown
+44 (0) 20 7567 8000

Legal Entity Identifiers
NatWest Group plc: 2138005O9XJIJN4JPN90

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NatWest Group plc (Registrant)

Date:	31 July 2026	By:	/s/ Mark Stevens

		Name:	Mark Stevens
		Title:	Assistant Secretary